UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated July 29, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

Buenos Aires, July 29, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Markets Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in relation to the offer to repurchase Class “A” Notes due in 2021 (the “Class A Notes”) announced on July 10, 2019, in order to inform that the Company is extending the Expiration Time to 11:59 p.m., New York City time, on August 9, 2019 (the “Expiration Time”).

Additionally, the total consideration for each U.S.$1,000 principal amount of the outstanding Class A Notes validly tendered at or before the Expiration Time has been increased from U.S.$967.50 per U.S.$1,000 principal amount of Class A Notes, to U.S.$997.50 per U.S. $1,000 principal amount of Class A Notes.

The entire terms and conditions of the tender offer are described in the offer documentation, included in the document denominated “Offer to Purchase”, as amended or supplemented, which remains available to be solicited for any interested person with the Information Agent. Those persons interested in participating in the Offer may contact directly or request their respective custodians or agents to contact the Information Agent in order to obtain a complete set of the Offer documentation and follow the procedures described therein.

Moreover, they shall consult their own tax advisers over the consequences of participating in the Offer.

None of the Company, the Information Agent or any other person involved in the Offer makes any recommendation as to whether holders should participate or abstain to participate in the Offer. Neither the Company has authorized or entrusted to any person to make any recommendation nor affirmation with regards to the Offer.

The Argentine Securities & Exchange Commission (Comisión Nacional de Valores) or U.S. Securities and Exchange Commission have not reviewed or authorized or imposed any resolution regarding the Offer in any of these jurisdictions, nor has the Company requested a review, authorization or resolution in any sense in these or other jurisdictions.

This Offer does not constitute a public offering in Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel Blasi
Responsible for Markets Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 29, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations